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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             ---------------------

                                  FORM 12B-25

                        COMMISSION FILE NUMBER 0-11303

                          NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q
             [ ]Form N-SAR

        For Period Ended:  March 31, 2000

        [ ] Transition Report on Form 10-K
        [ ] Transition Report Form 20-F
        [ ] Transition Report Form 11-K
        [ ] Transition Report Form 10-Q
        [ ] Transition Report Form N-SAR

        For Period Ended:

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION

                            SYNBIOTICS CORPORATION
                            Full Name of Registrant

                              11011 VIA FRONTERA
           Address of Principal Executive Office (Street and Number)

                         SAN DIEGO, CALIFORNIA  92127
                           City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During March and April 2000, we experienced unusual turnover in our accounting and finance department personnel, resulting in a staff size which is 43% below normal. We are currently interviewing candidates to fill the affected positions. As a result, we have not been able to complete our preparation of the information called for in Form 10-Q, nor have we been able to perform the supervision and review of the Form 10-Q required by our internal procedures.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael K. Green    (858) 451-3771
     (Name)              (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?   [ ]Yes   [X]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            SYNBIOTICS CORPORATION
                 (Name of Registrant as Specified in Charter)


Date: May 15, 2000                /s/ Michael K. Green
                           -----------------------------------
                                     Michael K. Green
                                  Chief Financial Officer


                                   ATTENTION

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).